*AB 3/14

15049615

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67165

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRESTLE POINT, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1861 AMERICAN WALK SUITE 1660
(No. and Street)

LAWRENCEVILLE	GA	30339
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
B. STAN BREON (404) 861-2476
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HLB GROSS COLLINS, P.C.
(Name – *if individual, state last, first, middle name*)

3330 CUMBERLAND BLVD SUITE 900	ATLANTA	GA	30339
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 02 2015 WASH, D.C. 191

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/14

OATH OR AFFIRMATION

I, Bob Stanton Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westpoint Point, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Chief Compliance Officer
Title

Darlene L. Thompson
Notary Public

DARLENE L. THOMPSON NOTARY PUBLIC MY COMMISSION EXPIRES JUNE 14, 2016 BALDWIN COUNTY, GEORGIA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRESTLE POINT, LLC

FINANCIAL STATEMENT, SUPPLEMENTARY INFORMATION, AND MANAGEMENT'S EXEMPTION REPORT

December 31, 2014

HLB Gross Collins

Certified Public Accountants and Consultants

HLB Gross Collins, P.C. is a member of HLB International.

TRESTLE POINT, LLC

FINANCIAL STATEMENT,
SUPPLEMENTARY INFORMATION, AND
MANAGEMENT'S EXEMPTION REPORT

December 31, 2014

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

TRESTLE POINT, LLC

CONTENTS

HLB Gross Collins

Certified Public Accountants and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of

TRESTLE POINT, LLC

We have audited the accompanying financial statement of Trestle Point, LLC (the "Company") which comprise the statement of financial condition as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition and supplemental information. Trestle Point, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial condition of Trestle Point, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information included on pages 7 to 9 has been subjected to audit procedures performed in conjunction with the audit of Trestle Point, LLC's financial statement. The supplemental information is the responsibility of Trestle Point, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statement as a whole.

Atlanta, Georgia
February 26, 2015

HLB Gross Collins, P.C.

TRESTLE POINT, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS

Cash and cash equivalents	$	38,943
Commissions receivable (Note 9)		162,621
Accounts receivable, related party		1,596
Prepaid expenses (Note 4)		13,685
Furniture, fixtures and equipment, at cost less accumulated depreciation (Note 3)		3,826
TOTAL ASSETS	$	220,671

LIABILITIES

Accrued commissions payable	$	109,537
Accounts payable		4,852
TOTAL LIABILITIES		114,389

MEMBERS' EQUITY

MEMBERS' EQUITY (Note 5)		106,282
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	220,671

The accompanying Notes to Financial Statements are an integral part of these financial statements.

(1) Description of business

Nature of business - Trestle Point, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a Georgia Limited Liability Company ("LLC") formed on May 12, 2005. The Company's registration as a broker-dealer with the SEC and FINRA became effective on May 23, 2006.

The Company's offices are located in Lawrenceville, Georgia, and Memphis, Tennessee, and its primary business is the private placement of investment products. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

(2) Summary of significant accounting policies

Basis of preparation - These financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates based on management's knowledge and experience. Due to their prospective nature, actual results could differ from those estimates.

Cash and cash equivalents - The Company considers all highly liquid investments with an original maturity of less than three months, and not held for sale in the ordinary course of business, to be cash and cash equivalents.

Commissions receivable - Commissions receivable represents commissions due for services provided to its customers. The Company does not require collateral for commissions receivable arising from the normal course of business. Management routinely assesses the financial strength of its customers and, as a consequence believes commissions receivable are stated at the net realizable value and credit risk exposure is limited. Account balances with invoices over 90 days old are considered delinquent. If amounts become uncollectible, they are charged to operations when that determination is made. The Company provides an allowance for uncollectible accounts based on prior experience and management's assessment of the collectability of existing specific accounts. Management believes that all accounts receivable as of December 31, 2014 are collectible; and therefore, no allowance has been provided for uncollectible accounts.

Depreciation - The straight-line method of depreciation is used for computing depreciation on all furniture, fixtures and equipment. Depreciation is based on estimated useful lives of 7 years.

Income taxes - The Company, with the consent of its members, is organized as a limited liability company for income tax purposes and has elected to be taxed as a partnership. The members of the Company are responsible for income taxes on the Company's taxable income. Accordingly, no provision or liability for federal income taxes has been included in the accompanying financial statements. The Company's policy is to make cash distributions for the payment of taxes by the members.

(2) Summary of significant accounting policies (continued)

The Company accounts for uncertain tax positions in accordance with FASB ASC 740, *Income Taxes*. FASB ASC 740 provides guidance for how uncertain tax provisions should be recognized, measured, presented and disclosed in the financial statements. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Management has evaluated any tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by the applicable tax authority. Management is unaware of any unrecognized tax positions in existence as of December 31, 2014.

Fair value of financial instruments - The financial instruments consist of cash and cash equivalents, commissions receivable, prepaid expenses, accrued commissions expense and accounts payable. The book values of these financial instruments approximate their fair values, principally because of their short-term maturities.

(3) Furniture, fixtures and equipment

Furniture, fixtures and equipment consists of the following at December 31:

		2014
Cost		
Furniture, fixtures and equipment	$	7,057
Less accumulated depreciation		(3,231)
Furniture, fixtures and equipment, net	$	3,826

(4) Prepaid expenses

Prepaid expenses consist of advance payment of regulatory fees and other expenses that will be expensed within a year. The unamortized balance was $13,685 as of December 31, 2014.

(5) Members' equity

The Company is a wholly owned subsidiary of Trestle Point Partners, LLC, the parent company. The Company was formed on May 12, 2005 as a limited liability company in accordance with the Georgia Limited Liability Company Act. The Company does not have a termination date. Simultaneously with the formation of the Company, the Company's members entered into an operating agreement on May 13, 2005 (the Operating Agreement). Capital contributions and withdrawals are allowed, subject to the terms as defined in the Operating Agreement. There were no capital contributions or capital withdrawals in 2014.

(6) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company currently operates pursuant to the customer protection exemption k(2)(i) to SEC Rule 15c3-3. In addition, the Company does not hold or receive customer securities. As a result, the Company operates pursuant to a minimum net capital requirement of $5,000.

At December 31, 2014, the Company had net capital of $34,091, which was $29,091 in excess of its required net capital of $5,000. The Company's net capital ratio was 3.35 to 1 as of December 31, 2014.

(7) Commitments and contingencies

The Company has an obligation under its operating lease with initial noncancelable term in excess of one year. The lease expires on June 30, 2015.

Future minimum payments due under this noncancelable operating lease as of December 31, 2014, are as follows:

Year ending December 31,	Amount
2015	$ 8,442

There are no guarantees, whether written or oral, under which the Company is contingently liable.

In the normal course of business as a broker dealer, the Company may be exposed to various risks such as credit risk or risk of default by a client, or legal action by a client or a client's counterparty related to the performance of its services under a contract agreement. There were no material risks to the Company as of and for the year ended December 31, 2014.

(8) Concentration risks

The Company maintains its cash and cash equivalents in a bank account which at times may exceed federally insured limits. The Company does not believe it is exposed to any significant credit risk in such account.

The Company is engaged in contract agreements with various counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to some risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty on a case by case basis.

Commissions receivable from one customer comprised of 71% of total commissions receivable as of December 31, 2014.

(9) Subsequent events

The Company has evaluated subsequent events through February 26, 2015, the date which the financial statements were available to be issued, and has determined that there are no subsequent event matters that require recognition or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

TRESTLE POINT, LLC

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2014

NET CAPITAL		
Total members' equity	$	106,282
Deductions and/or charges:		
Furniture, fixtures and equipment		3,826
Commissions receivable		53,084
Accounts receivable, related party		1,596
Prepaid expenses		13,685
Total deductions		72,191
Net Capital	$	34,091
Aggregate indebtedness:		
Accrued commissions payable	$	109,537
Accounts payable		4,852
Total aggregate indebtedness	$	114,389
Computation of basic net capital requirement		
Minimum net capital required	$	5,000
Excess net capital	$	29,091
Ratio: Aggregate indebtedness to net capital		3.35 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2014.

TRESTLE POINT, LLC

SUPPLEMENTARY INFORMATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2014

The Company is exempt from the requirements of Securities and Exchange Commission Rule 15c3-3 as it is operating under the k(2)(i) exemption.

TRESTLE POINT, LLC

SUPPLEMENTARY INFORMATION

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2014

The Company is exempt from the requirements of Securities and Exchange Commission Rule 15c3-3 as it is operating under the k(2)(i) exemption.

HLB Gross Collins

Certified Public Accountants and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of

Trestle Point, LLC

We have reviewed management's statements, included in the accompanying Trestle Point Exemption Report, in which (1) Trestle Point, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Trestle Point, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "Exemption Provisions") and (2) Trestle Point, LLC stated that Trestle Point, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Trestle Point, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Trestle Point, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Atlanta, Georgia
February 26, 2015

HLB Gross Collins, P.C.

3330 Cumberland Blvd., Suite 900 Atlanta, GA 30339 (P) 770-433-1711 (F) 770-432-3473

www.hlbgrosscollins.com "Local In Touch - Global In Reach"

HLB Gross Collins, P.C. is a member of HLB International, a worldwide network of accounting firms and business advisors

TRESTLEPOINT
Informed Capital

Management's Exemption Report

Trestle Point, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i), (the "Exemption Provisions")

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Trestle Point, LLC

I, John Sampietro, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

John Sampietro. CEO

HLB Gross Collins

Certified Public Accountants and Consultants

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC 7)

To the Members of

Trestle Point, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Trestle Point, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Trestle Point LLC's compliance with the applicable instructions of Form SIPC-7. Trestle Point, LLC's management is responsible for Trestle Point, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement journals [Cash Disbursement Detail and Copy of the Check Payment] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting differences resulted from adjustments recorded to true up certain revenue and expense accounts.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [Form SIPC-6], noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers [Revenue by Customer Detail for the year ended December 31, 2014, General Ledger and Form SIPC-6] supporting the adjustment, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Atlanta, Georgia
February 26, 2015

HLB Gross Collins, P.C.

3330 Cumberland Blvd., Suite 900 Atlanta, GA 30339 (P) 770-433-1711 (F) 770-432-3473

www.hlbgrosscollins.com "Local In Touch - Global In Reach"